UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

HMG Courtland Properties, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

404232100

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 404232100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Comprehensive Financial Planning, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 118,194

	6.	Shared Voting Power none

	7.	Sole Dispositive Power none

	8.	Shared Dispositive Power 118,194

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,194

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.7%

12.	Type of Reporting Person (See Instructions) IA

Item 1.
	(a)	Name of Issuer HMG Courtland Properties, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1870 S. Bayshore Drive Cocount Grove, Florida 33133

Item 2.
	(a)	Name of Person Filing Comprehensive Financial Planning, Inc.
	(b)	Address of Principal Business Office or, if none, Residence 3950 Fairlane Drive, Dacula, GA 30019
	(c)	Citizenship Georgia
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 404232100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 118,194
(b) Percent of class: 11.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 118,194
(ii) Shared power to vote or to direct the vote none
(iii) Sole power to dispose or to direct the disposition of none
(iv) Shared power to dispose or to direct the disposition of 118,194

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240. 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

All of the securities covered by this report are owned legally by Comprehensive Financial Planning, Inc.’s investment advisory clients and none are owned directly or indirectly by Comprehensive Financial Planning, Inc.  In all cases, persons other than Comprehensive Financial Planning, Inc. have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares.  No individual investment advisory client owns, either directly or indirectly, more than five percent of the securities covered by this report.  As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Comprehensive Financial Planning, Inc. is the beneficial owner of any of the securities covered by this statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2011
Date
/s/ Raymond L. Howe
Signature
Raymond L Howe, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See

§240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)